THIRD QUARTER 2006

THIRD QUARTER 2006
FINANCIAL REPORT

SEPTEMBER 30, 2006

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION

The following discussion and analysis (MD&A) is current as of November 10, 2006, and is management's assessment of Birch Mountain Resources Ltd. ("Birch") operations and financial results together with future prospects, and should be read in conjunction with the unaudited interim Consolidated Financial Statements of the Company and the Notes thereto for September 30, 2006 (the "Financial Statements") in addition to the audited Consolidated Financial Statements of the Company and the Notes thereto and the year end MD&A for the year ended December 31, 2005 (the "Audited Financial Statements"). The accompanying Financial Statements of the Company have been prepared by the management of Birch Mountain Resources Ltd. in accordance with Canadian generally accepted accounting principles (‘GAAP'). All financial information is expressed in Canadian dollars unless otherwise stated.

Birch is a resource company with divisions in industrial minerals, mineral exploration and mineral technology. The Company has defined a limestone mineral reserve on its lands in northeastern Alberta held under metallic and industrial mineral leases. This information is based on independent technical reports by AMEC Americas Limited (AMEC), prepared in compliance with Canadian Securities Advisors' National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov. The Company is in the development stage and is dependant on obtaining sufficient capital to carry out development activities, including moving into profitable production from operations of the Muskeg Valley Quarry.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, actual results are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Company's expectations, including but not limited to: availability of financing, fluctuations in the price and demand of oil and gas; fluctuations in the level of oil sands development activities; fluctuations in the demand for the Company's products; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in mining and exploration; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation and environmental; the lack of available qualified personnel or available equipment; and other unforeseen conditions.

Consequently, all the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company, its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

OVERVIEW

Birch is developing the industrial minerals of its extensive mineral properties in the oil sands region of northeastern Alberta. The Company's primary focus is to produce aggregates, for a wide range of construction applications from roads to structural concrete used in industrial facilities, bridges and other infrastructure projects, with plans to provide environmental products and solutions to the oil sands operators by producing reagent products such as quicklime and reagent limestone that are used in applications such as flue gas desulphurization, water treatment and soil and biosolids stabilization. As well, the Company anticipates providing solutions for the return, re-use and/or reclamation of by-products such as gypsum and spent lime.

The Company has commenced operations in the Muskeg Valley Quarry ("MVQ"), producing and selling limestone aggregates in various specifications. Sales in the quarter were $796,000, with orders totaling over 900,000 tonnes. Crushed aggregate product inventories are being produced and stockpiled to assure the ability to supply into the high demand spot market for aggregates. In the aggregate industry, inventory is manufactured to meet existing and anticipated orders that are received in advance of customers expected delivery dates. This ensures the Company can produce the necessary specifications and quantities required by the customer. The Company holds this material in inventory until the customers take delivery of aggregate as their projects advance.

During third quarter 2006, the Company further advanced the regulatory, engineering and environmental work for an expanded project, which will include a processing facility for the manufacturing of quicklime, cement and other related products ("Hammerstone" or the "Hammerstone Project"). The Company began the regulatory, engineering and environmental work and initial tree clearing within its current Mineral Surface Lease, to prepare for filing (announced October 27, 2006) of an application to construct a south haul road that will connect the MVQ to a proposed East Athabasca Access Road and bridge.

The Hammerstone Application and Environmental Impact Assessment (the "Hammerstone Application") was filed with the Alberta Government Regulatory Authorities on May 25, 2006 and an update to the prefeasibility report was completed, with an updated technical report in compliance with National Instrument 43-101 released in August 2006 (the "2006 Technical Report").

Equipment is being commissioned to operate the MVQ and to be prepared for Hammerstone. A Hitachi EX1800 hydraulic shovel was purchased and is in use. Erection of the crushing spread, acquired by the Company, is underway with delivery of the first pieces in September 2006. The Company expects this high-capacity crushing spread to be in commercial production by December 2006. The Company completed the purchase of existing rotary kilns, preheaters and related equipment that are being dismantled and shipped to the Ft. McMurray quarry site. The Company is targeting to have the kilns and other equipment on site by the end of the year where they will be stored until regulatory approval is received to commence construction and operation of the limestone processing facilities.

Neither Birch Mountain nor its predecessor company has ever declared or paid dividends on its common shares.

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, to disclose contingent assets and liabilities at the date of the financial statements and to report amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the deferral and valuation of exploration expenditures. Actual results could differ from the estimates.

PERFORMANCE

Industrial Minerals Division

The construction of the Muskeg Valley Quarry started in August 2005, and production of limestone aggregates commenced during the first quarter of 2006. During the second quarter, aggregate to various product specifications was produced and the first sales from the MVQ were made. Sales for the third quarter increased 806% to $795,812, current orders are approximately 900,000 tonnes and inventory at September 30, 2006 has doubled from the second quarter to $2,841,122. Inventory includes blasted and unexcavated work-in-progress rock as well as crushed aggregate stockpiles meeting Alberta Transportation specifications. Strong demand from the construction industry and oil sand operations occurred in the third quarter and the Company expects this trend to moderate in the fourth quarter depending on winter weather conditions.

Quarry development continued in the third quarter of 2006 as additional overburden and pit materials were removed, blasted limestone was removed from within the quarry and stockpiled allowing access to all four layers of the limestone rock and allowing for extraction as required for different products. Site preparation work from July to September consisted of transporting blasted limestone and crushed aggregate to product stockpile areas, clearing a portion of the south quarry access road, stripping for a lay down area for equipment and continued work on the Hammerstone plant site.

Operations of the MVQ are carried out by contractors, Noramac Ventures Inc. and Stony Valley Contracting, who are providing local expertise and available machinery and labour. A quarry manager and quality control technician, local to the region, were hired by Birch Mountain to direct quarry operations and oversee the production and operations to ensuring that our material meets customer and Alberta Transportation specifications.

The Company filed the Hammerstone Application with the Alberta Government Regulatory Authorities on May 25, 2006 and technical work was completed to update the prefeasibility report and an updated technical report in compliance with National Instrument 43-101 was released on August 2, 2006 (the "2006 Technical Report").

Quarry operations have continued in the third quarter, removing overburden, excavating pit materials and blasting, crushing and screening limestone to produce processed aggregate products. Space in the quarry has been developed ahead of plan, to facilitate high efficiency operations with access to all four-limestone units. This has included placement of blasted limestone and finished products in stockpiles and preparing pads for stockpiles and for the new high capacity crushing spread. The MVQ is now set up to be able to handle the anticipated production demands for the balance of 2006 and into 2007.

During the third quarter, operations at the MVQ continued and significant inventory was produced. Commissioning of the Hitachi shovel was completed and it has been put into service resulting in increased quarry operating efficiency. Erection of the high capacity, custom designed crushing spread acquired by the company began with delivery of the first components in September, with commercial production expected in December. Dismantling of the rotary kilns, pre-heaters and associated equipment purchased in the second quarter has proceeded and much of the equipment has now been shipped to Fort McMurray. All the equipment will be on site at the MVQ by the end of the year where it will be stored until the company receives regulatory approval to commence construction and operation of the limestone processing facilities.

Mineral Exploration and Mineral Technology

With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the focus of its research has been to understand the properties of metals in this form, to develop methods for measuring their concentrations in the rock and to develop extraction and recovery processes. The Company was awarded a U.S. patent for processes to extract and recover natural nanoparticles. Although work in exploration and technology has been deferred since 2003, Birch believes a significant opportunity exists in precious metals and intends to continue research and development of the precious metals potential of the Athabasca property. However, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed.

SUMMARY OF QUARTERLY RESULTS
Quarterly Results		2006			2005			2004
Three months	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
ended
Sales	$795,812	$ 87,829	-	-	-	-	-	-
Cost of sales	(708,844)	(79,105)	-	-	-	-	-	-
Interest and other
income	69,369	164,358	$ 215,798	$ 209,366	$ 73,612	$ 23,802	$ 25,788	$ 24,799
G&A expenses	(1,975,650)	(1,155,416)	(1,833,601)	(1,102,460)	(1,152,192)	(957,554)	(1,076,112)	(914,959)
Quarry operation costs	(709,867)	(423,817)	(173,668)

Mineral exploration costs	(393,750)	(201,144)	(273,810)	(72,482)	(83,450)	(163,857)	(220,692)	(282,515)
Loss for the period	(2,922,930)	(1,607,295)	(2,065,281)	(965,576)	(1,162,030)	(1,097,609)	(1,271,016)	(1,172,675)
Loss per share - basic
and diluted	(0.04)	(0.02)	(0.03)	(0.02)	(0.01)	(0.02)	(0.02)	(0.02)

Inventory	$2,841,122	$1,488,763	$422,348	-	-	-	-	-
Total assets	$63,730,544	$49,106,873	$44,360,894	$48,560,852	$45,233,378	$10,129,992	$9,581,613	$9,532,423
Mineral properties	$38,277,530	$30,712,026	$21,230,016	$13,662,648	$7,749,149	$5,306,228	$4,381,292	$3,489,369

Major Events in 2006

Third Quarter 2006

  Crushed aggregate product inventories were produced and stock piled to assure the ability to supply into the high demand oil sands project environment.

  Product deliveries and sales increased 806% over the second quarter.

  The Company purchased a Hitachi EX 1800 14 cubic yard hydraulic shovel that will be used for selective excavation of the 20 meter thick Unit 3 limestone. This shovel will reduce operating costs and eliminate drilling and blasting of most of the Unit 3 material.

  The Company announced it will file an application with Alberta Regulatory authorities to construct a South Haul Road that will connect the Hammerstone Project with the proposed East Athabasca Access Road "EAAR". The EAAR is an industry-led initiative to provide a new bridge and 54km of all-weather highway to serve the new and expanding oil sands developments east of the Athabasca River. The South Haul Road will give Birch a shorter haul distance to supply materials for the construction of the new bridge and highway. It also positions the Company to supply the long-term aggregate and reagent requirements of the east side oil sands operators.

  Ken Foster, Ph.D., former Senior Associate of AMEC Earth and Environmental, was hired as Director of Environmental Affairs and will assist the Company with environmental operations including work related to the Hammerstone Project and the Application for the South Haul Road.

  80,000 stock options were issued during the quarter to employees at a price of $4.40.

Second Quarter 2006

  Initial supplies of crushed aggregate product inventories were produced.

  Product deliveries commenced and the Company recorded initial sales.

  The Company filed the Hammerstone Project Application and Environmental Impact Assessment with the Alberta Government Regulatory Authorities.

  The Company completed an update to the prefeasibility report and released an updated technical report, the 2006 Technical Report, in compliance with National Instrument 43-101.

  The Company announced further engineering and environmental studies as part of the increasing interest and expanding Hammerstone Project opportunities. Additional products, project growth of the oil sands industry and predicted impact of alternate fuel uses were incorporated into the 2006 Technical Report.

  Douglas Annable, recently retired as President, Energy & Mining Division, AMEC Americas, was appointed to the Company's Board of Directors.

  155,000 stock options were issued during the quarter to employees and directors at prices ranging from $8.00 to $8.60.

First Quarter 2006

  Limestone production began at the MVQ and further site preparation work was undertaken.

  Peter Heidenreich was hired as quarry manager bringing over 30 years of experience to the Muskeg Valley Quarry operations.

  The Company filed an updated public disclosure document of its intent to file an application for an expanded quarry and additional facilities comprising the Hammerstone Project.

  Derrick Kershaw was appointed as Senior Vice President, leading the technical and operations teams.

  592,500 stock options were issued during the quarter to employees and directors at a price of $8.78.

  RESULTS OF OPERATIONS

  For the third quarter ended September 30, 2006, the Company incurred a loss of $2,922,930 (2005 - $1,162,030) and for the nine months ended September 30, 2006, the reported loss was $6,595,504 (2005 - $3,651,242). At September 30, 2006 the Company has a deficit of $13,886,131.

  For the Three Months Ended September 30, 2006

  Corporate Income

  During the third quarter ended September 30, 2006, the Company earned revenues from product sales of $795,812 and interest income of $69,369, as compared to the third quarter in 2005 where only interest income of $73,612 was earned. The Company did not have any product sales in 2005.

  General and Administrative Expenses

  During the third quarter of 2006, adjusted cash G&A expenses totaled $1,059,503 (2005 - $674,409).

G&A Expenses	2006	2005
Total Expenses	$ 3,079,266	$ 1,235,642
Less Mineral Exploration Costs	393,750	83,450
Less Quarry Operation Costs	709,866	-
G&A Expenses	1,975,650	1,152,192
Less Stock-Based Expenses	916,146	477,783
Adjusted Cash G&A Expenses	$ 1,059,503	$ 674,409

  Adjusted G&A is a non-GAAP measure that is provided to reflect regular G&A expenses and to exclude unusual or non-cash amounts. Adjusted cash G&A expenses increased by $385,096 during the third quarter of 2006 as compared to 2005.

    Salaries and benefits increased approximately $101,000 due to the addition of three new staff that were not employed by the Company during the third quarter 2005;

    Shareholder services and promotion expenses accounted for approximately $42,000 of the increase. This increase was related to the expansion of the shareholder base in both Canada and the United States which has resulted in higher costs for materials to shareholders including the quarterly financial statements and associated costs, plus transfer agent fees;

    Office expenses decreased by approximately $44,000 due mainly to a $50,000 penalty paid in 2005 for the flow through share matter disclosed in Note 11 to the financial statements, which was not incurred in 2006;

    Amortization, accretion and depletion increased by approximately $96,102 due to $20,719 (2005 - $nil) of accretion expense, $69,161 (2005 - $nil) of depletion expense and increased amortization related to purchases of general assets; and

    Professional fees, taking into account stock-based expenses included in professional fees of $nil (2005-$63,544), increased by approximately $187,104 over 2005 due to amounts paid for strategic, legal and financing advice plus a one-time fee of $200,000 for arrangement of the non-revolving credit facility.

  Mineral exploration costs relate to expenditures in the mineral exploration and technology divisions, which are not eligible for capitalization. These costs have been reasonably consistent year over year but the third quarter increase of $310,000 over 2005 was due to the cost of ongoing permit to lease conversions of $256,190, and additional exploratory drilling and field studies related to investigating opportunities on mineral deposits further north of the Muskeg Valley Quarry.

  Quarry operations costs relate to work during the quarter that is indirect to operating the MVQ. These costs include approximately $465,000 in quarry overhead costs such as road maintenance, grading, dust and water control, fees to the general contractor and a health, safety and environment consultant, lighting, and quarry vehicle fuel, $28,000 for royalties, $17,000 for quarry equipment rental, $103,000 for employee costs who oversee work at the MVQ and $29,000 for their associated travel costs. These types of costs were not reported in the third quarter of 2005 as the MVQ was not operational.

  Stock-based compensation expense relates to stock options issued to employees, directors and advisors. The recorded expense of $916,146 for the three months ended September 30, 2006 was approximately double the expense reported in the same period of 2005 due to the recognition of compensation expense from options issued in current and prior periods.

  Mineral Development and Exploration Costs

  During the third quarter of 2006, the Company incurred expenditures of $7,959,254 on mineral development and exploration (2005 - $2,501,371).

Mineral Development and Exploration Costs	2006	2005
Capitalized Mineral Expenditures	$ 7,565,504	$ 2,417,921
Mineral Exploration Costs	393,750	83,450
Total Mineral Expenditures	$ 7,959,254	$ 2,501,371

  Expenditures in the third quarter of 2006 were significantly higher than during the third quarter in 2005. Capitalized mineral expenditures accounted for the large increase in total spending on mineral properties. Mineral exploration costs were higher due to the cost of ongoing permit to lease conversions, exploratory drilling and field studies.

  With respect to expenditures capitalized, during the third quarter of 2006, approximately 95% or $7.2M of these expenditures was on the development of the MVQ, which in 2005 had just received environmental approval, with the balance being spent on development of the Hammerstone Project. Of the $7.6M of expenditures capitalized, $6.8M or 89% related to developing space in the quarry and site preparation, which included further construction of the road, inventory storage sites, overburden removal at and construction of the crushing pad area and final work at the MVQ truck scale site. Another $375,000 or 5% of this increase related to work on the Hammerstone Application and the updated technical report, which is comprised largely of professional fees for consultants who assist in the regulatory, environmental and technical work required. Finally, $283,000 related to additional salary costs for the Hammerstone Project including a new executive hired and additional staff resources to project manage the Hammerstone plant facilities.

  For the Nine Months Ended September 30, 2006

  Corporate Income

  During the nine months ended September 30, 2006, the Company earned revenues from product sales of $883,641 and interest income of $449,526, as compared to the third quarter in 2005 where only interest income of $123,202 was earned. The large increases in 2006 are a result of sales from the MVQ and higher cash balances invested, as a result of the Company's $36,000,000 financing in September 2005.

  General and Administrative Expenses

  During the nine months ended September 30, 2006, adjusted cash G&A expenses totaled $2,835,692 (2005 - $2,069,379).

G&A Expenses	2006	2005
Total Expenses	$ 7,140,723	$ 3,774,444
Less Mineral Exploration Costs	868,704	442,999
Less Quarry Operation Costs	1,307,383	-
G&A Expenses	4,964,636	3,331,445
Less Stock-Based Expenses	2,128,944	1,262,066
Adjusted Cash G&A Expenses	$ 2,835,692	$ 2,069,379

  Adjusted G&A is a non-GAAP measure that is provided to reflect regular G&A expenses and to exclude unusual or non-cash amounts. Adjusted cash G&A expenses increased by $766,313 during the nine months ended September 30, 2006 as compared to 2005.

    Salaries and benefits increased approximately $287,000 due to the addition of five new staff that were not employed by the Company during the third quarter 2005;

    Shareholder services and promotion expenses accounted for approximately $198,000 of the increase. The increase was related to the expansion of the shareholder base in both Canada and the United States which has resulted in higher fees for mailing materials to shareholders including the annual general meeting materials and associated costs, plus transfer agent fees;

    Amortization, accretion and depletion increased by approximately $125,480 due to $20,719 (2005 - $nil) of accretion expense, $69,161 (2005 - $nil) of depletion expense and increased amortization on purchases of general assets; and

    Professional fees, taking into account stock-based expenses included in professional fees of $nil (2005-$63,544), increased by approximately $141,000 over 2005 due to amounts paid for strategic legal and financing advice plus a one-time fee of $200,000 for arrangement of the non-revolving credit facility.

  Mineral exploration costs relate to expenditures on the mineral exploration and technology divisions, which are not eligible for capitalization. These costs have increased from approximately $443,000 to $868,000 due to the cost of ongoing permit to lease conversions of $256,190, and additional exploratory drilling and field studies related to opportunities on mineral deposits further north

  Quarry operation costs relate to indirect costs for operating the Muskeg Valley Quarry. These costs include approximately $761,000 in quarry overhead costs such as road maintenance, grading, dust and water control, fees to the general contractor and a health, safety and environment consultant, lighting, and quarry vehicle fuel, $177,000 for royalties, $63,000 for equipment mobilization, $17,000 for quarry equipment rental, $207,000 for employee costs who oversee work at the MVQ and $81,000 for their associated travel costs. These types of costs were not reported in 2005 as the MVQ was not operational.

  Stock-based compensation expense relates to stock issued to employees, directors and advisors. The recorded expense of $2,128,944 was approximately double the expense reported in 2005 due to amortization of compensation expense from options issued in current and prior periods.

  Mineral Development and Exploration Costs

  During the nine months ended September 30, 2006, the Company incurred expenditures of $25,483,586 on mineral development and exploration (2005 - $4,702,879).

Mineral Development and Exploration Costs	2006	2005
Capitalized Mineral Expenditures	$ 24,614,882	$ 4,259,880
Mineral Exploration Costs	868,704	442,999
Total Mineral Expenditures	$ 25,483,586	$ 4,702,879

  Expenditures in the nine months ended September 30, 2006 were significantly higher than during the nine months ended September 30, 2005. Capitalized mineral expenditures accounted for 98% of the increase in total spending on mineral properties. Mineral exploration costs were approximately double the 2005 expense of $442,999 due to the cost of ongoing permit to lease conversions, drilling and field studies to gather data for new exploration work further north.

  With respect to expenditures capitalized, during the nine months ended September 30, 2006, approximately 73% or $18M of these expenditures was on the development of the MVQ, which in 2005 had just received environmental approval in late August, with the balance being spent on the Hammerstone Project. Of the $24.6M of expenditures capitalized, $18.3M or 74% related to site preparation, which included preliminary rock extraction, further construction of the road, inventory storage sites, overburden removal at and construction of the crushing pad area and final work at the MVQ truck scale site. Another $2.6M or 11% of this increase related to work on the Hammerstone Application and the 2006 Technical Report, which is comprised largely of professional fees for consultants who assist in the regulatory, environmental and technical work required. A further amount of approximately $750,000 related to additional administrative costs and travel for the Hammerstone Project, which included travel to Fort McMurray for work at the Hammerstone site and travel to the United States for the purchase and dismantling of used plant kilns. Finally, $745,000 related to an accrual for future asset retirement obligations and approximately $680,000 related to increased salary costs for the Hammerstone Project including a new executive hired and additional staff resources to project manage the Hammerstone plant facilities, which work was not occurring in 2005.

  LIQUIDITY AND CAPITAL RESOURCES

  Birch is a developing company with insufficient revenue as yet, to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity. The Company has a negative working capital balance at September 30, 2006 of $9,477,936, a decrease of approximately $36 million from December 31, 2005. The decrease is a result of the continued development of the MVQ and Hammerstone Project as the Company spent a total of $24.6M on mineral development, $0.9M on mineral exploration, $1.3M on initial quarry operations and purchased approximately $11.1M in equipment during the first nine months of 2006.

  During the three months ended September 30, 2006, Birch Mountain received $7,500 and for the nine months ended September 30, 2006 has received $388,487 from the exercise of stock options. Additionally, the Company has received $69,369 for the three months ended September 30, 2006 and $449,526 for the nine months ended September 30, 2006 in interest income. The Company has generated a gross profit of $86,968 and $95,693 for the three months and nine months ended September 30, 2006.

  At present, the Company does not have sufficient working capital or cash flows to continue operations through the fourth quarter of 2006, without significant cash receipts from product sales from the MVQ or short term financing through debt and/or equity. The Company is investigating debt and equity alternatives and plans to announce a financing arrangement shortly. The net proceeds from a financing will be used to fund the first stages in the development of the Hammerstone Project, for construction of the South Haul Road, to repay an existing bank loan in the amount of $10 million and for working capital purposes.

  Project-specific financing for larger anticipated capital expenditures related to the Hammerstone Project may be available in the future. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.

  On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases. At September 30, 2006, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 439,585 hectares (1,086,234 acres). Lease payments, along with associated fees in 2006 and years beyond will be approximately $460,000 annually, if Birch Mountain continues to hold all of its mineral leases into the future. Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so. Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

  Additionally, the Company has financed a piece of quarry equipment costing $1,235,000 under a lease arrangement. Lease payments, consisting of principal and interest, will be $255,384 annually until August 2011 when the Company will have the option to purchase the equipment at its residual value of $200,000.

  RISKS AND UNCERTAINTIES

  Birch is Currently in the Exploration and Development Stage

  Birch is currently in the exploration and development stage. Birch is an early stage operating company. The Company has two projects, the MVQ, which is operational, and the Hammerstone Project, which is in the development stage. There is a risk that the operations at MVQ may have delays, interruptions or increased costs or that the Hammerstone Project may not commence at all, due to many factors, including, without limitation:

    breakdown or failure of equipment or processes;

    production performance falling below expected levels of output or efficiency;

    design errors;

    contractor or operator errors;

    non-performance by third-party contractors;

    labour disputes, disruptions or declines in productivity;

    increases in materials or labour costs;

    inability to attract sufficient numbers of qualified workers;

    delays in obtaining, or conditions imposed by, regulatory approvals;

    changes in the scope of the development or operations;

    markets for products don't develop as expected;

    violation of permit requirements;

    disruption of energy supply; and

    catastrophic events such as fires, earthquakes, storms or explosions.

  The current construction and operations schedules may not proceed as planned, there may be delays and the operation of the MVQ and the development of the Hammerstone Project may not be achieved on budget. Any such delays will likely increase the costs and may require additional financing, which financing may not be available. Actual costs to operate the MVQ or to construct and develop the Hammerstone Project will vary from estimates and such variances may be significant.

  Given the stage of development of the Hammerstone Project, various changes may be made prior to completing construction. Based on current scheduling, the Hammerstone Project is not expected to start commercial quicklime operations until 2009. The information contained herein, including, without limitation, reserve and economic evaluations, is conditional upon receipt of all regulatory approvals and no material changes being made to the MVQ and the Hammerstone Project.

  Capital

  Birch Mountain currently has insufficient revenue to meet its yearly operating and capital requirements. Historically, the Company has successfully raised funds necessary to explore its leases and permits, to prepare for and plan operations and to conduct its corporate affairs primarily through public and private placements of common stock. There is no guarantee the Company will be able to continue to raise funds or to successfully partner with a company that has the necessary capital. In the past, Birch Mountain has raised the funds necessary to conduct its business primarily through issuance of equity. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional issuance of equity or by obtaining project debt financing. Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful in raising the capital it needs to continue its business.

  Regulatory and Environmental Requirements May Impact the Corporation's Ability to Operate

  The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources. Birch Mountain may be constrained or forbidden to develop a quarry or mine in areas of economic mineral deposits or mandated operating guidelines may adversely affect the economic viability of the projects. Additionally, the Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices.

  Birch Mountain is required by regulation to operate under certain environmental guidelines that are mandated by the Government of Alberta and the Government of Canada. Additionally, public expectation of industry's environmental performance remains high. Birch Mountain has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines. Birch Mountain has and will continue to work with the regulators and local communities to address public environmental concerns.

  Competitive Risk May Reduce the Corporation's Ability to Operate

  Birch must develop the mineral deposits and there is no assurance the type or amount of the deposit will produce the economic results expected. Additionally, Birch must negotiate sales arrangements with its customers and prove that its products are reliable and suitable for use in the oil sands industry. Although Birch believes that competing aggregate resources in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch may have to compete with larger companies that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Birch and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if a new source of aggregates and/or industrial minerals is located and developed.

  Independent Reviews Provide No Assurance of Future Results

  Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the MVQ and the Hammerstone Project, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate. The ability of Birch Mountain to obtain necessary approvals, to extract a quality product and to secure adequate operating and capital financing, to successfully operate the quarry and put the plant into production and to operate profitably in the future are uncertain.

  Customer Dependency May Reduce the Flexibility of the Company to Operate

  For the sale of aggregate and less so for the sale of reagent products, Birch Mountain is dependant on customers located geographically near the limestone quarry and production facilities. Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer distances. As a result, Birch Mountain plans to market products to the oil sands industry in the Fort McMurray region. With market concentration based on geography, Birch Mountain is dependant on production and expansion in the local area. Should the price of oil decline sufficiently, there are no guarantees that oil sands companies will continue to require the Company's products in sufficient quantities to ensure profitable operations.

  Personnel Risks May Impact the Company's Ability to Carry Out its Operational Plans

  The Company employs nineteen fulltime and three part time employees and relies on part time workers, contractors and consultants to assist in executing operations and providing technical guidance and must rely on workers in the local area. In Northern Alberta, skilled labour shortages are common. There is uncertainty surrounding the ability to retain and attract personnel to the project and, should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

  Alternate Technologies May Reduce the Demand for the Company's Products

  The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost effective and efficient methods. The rate of development of new technologies or the impact on the Company's business cannot be determined.

  OFF-BALANCE SHEET ARRANGEMENTS

  The Company has no off-balance sheet arrangements.

  RELATED-PARTY TRANSACTIONS

  The Company had the following transactions with related parties during the three month and nine month periods ended September 30, 2006 respectively:

    Included in shareholder services and promotion is $nil and $5,700 (2005 - $495 and $3,995) related to a company controlled by the spouse of a director.

    Included in professional fees is $nil and $16,400 (2005 - $12,300 and $49,200) of consulting and legal fees related to a company owned by an officer.

    Included in professional fees is $72,398 and $127,290 (2005 - $nil) of legal fees related to a law firm in which an officer is a lawyer.

    Included in professional fees is $5,286 and $ 14,451 (2005 - $nil) of legal fees related to a company owned by an officer.

    Included in professional fees is $nil (2005 - $136,979 and 210,466) of legal fees related to a law firm in which an officer was a lawyer.

    Included in salaries are amounts paid to a related party employee of $6,520 and $40,955 (2005- $2,498).

    Included in other loan is interest of $5,304 and $nil (2005 - $nil) paid to a Corporation in which an officer is a significant shareholder.

    Included in accounts payable is $24,105 (2005 - $109,519) relating to these transactions.

  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  CRITICAL ACCOUNTING ESTIMATES

  The preparation of the interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets liabilities, expenses and contingent liabilities. The Company evaluates the estimates periodically. In making judgments about the carrying values, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from those reported. The Company reviews significant areas subject to estimation with the Audit Committee. Significant areas requiring estimates have been summarized in the MD&A for the year ended December 31, 2005.

  CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL

  ADOPTION

  The Company adopted an accounting policy for inventory as products in various stages of production were recorded during the first quarter 2006. The Company also began to apply the accounting principles of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants, EIC 160 Accounting for Stripping Costs in the Mining Industry. Stripping costs incurred by the Company prior to production and those related to the betterment of the mineral property were capitalized as site preparation while those associated with removing overburden in the process of accessing the limestone were included as a variable production costs and recorded in inventory.

  The Company adopted an accounting policy for amortization, accretion and depletion as significant production at the mine commenced during the third quarter. The mineral properties are depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. The amount of depletion is measured by the portion of the mines' economically recoverable proven reserves which are recovered during the period. Other assets are not amortized until they are put into use. The Asset Retirement Obligation (Note 13) is adjusted for accretion expense representing the increase in the fair value of the obligations and amortized over the mines useful life. The accretion expense is recorded as an operating expense through periodic charges to earnings.

  The Company adopted an accounting policy for capital lease obligations during the third quarter as it purchased a piece of mining equipment. Leases meeting certain criteria are accounted for as capital leases. The imputed interest is charged against income. If the lease contains a term that allows ownership to pass to the Company or there is a bargain purchase option the capitalized value is depreciated over the estimated useful life of the related asset. Obligations under capital leases are reduced by rental payments net of imputed interest.

  The Company adopted a revenue recognition policy during the third quarter as significant sales occurred. The Company supplies its products to construction and oil sands customers and recognizes revenue on the sale of its products when delivery occurs.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT
SIGNIFICANT REVENUE
	September	September	September
	30, 2006	30, 2005	30, 2004
Total Assets at the end of the
quarter	$ 63,730,544	$ 45,233,378	$ 7,568,496

Total Expenses during the three
months ended September 30
Mineral development and exploration

Capitalized mineral expenditures	$ 7,565,504	$ 2,443,021	$ 1,095,058
Expensed mineral costs	393,750	83,450	175,916
Quarry operation costs	709,866	-	-

Administrative and corporate expenses	1,975,650	1,152,192	472,059

Mineral Costs during the three	2006	2006	2005	2005	2004	2004
months ended September 30	Capitalized	Expensed	Capitalized	Expensed	Capitalized	Expensed

Asset retirement obligation	$-	$-	$375,000	$-	$25,000	$-
Administration	266,011	7,765	193,891	8,175	10,067	6,641
Assay and geological	6,902	-	9,772	-	60,607	-
Depletion	(69,161)	-	-	-	-	-
Land lease and permit	69,281	364,495	150	68,960	44,856	152,969
Site preparation	5,704,794	-	1,193,539	-	-	-
Stripping costs during operations	1,063,587
Materials, services and drilling	374,876	7,786	514,218	200	834,537	1,115
Salaries	119,460	12,192	107,689	4,457	118,849	14,994
Travel and accommodations	29,753	1,512	48,661	1,658	26,143	197

	$7,565,504	$393,750	$2,442,291	$83,450	$1,095,058	$175,916
	3 Months	9 Months	3 Months	9 Months	3 Months	9 Months
Administrative and Corporate	Ended Sept	Ended Sept	Ended Sept	Ended Sept	Ended Sept	Ended Sept
Expenses	30, 2006	30, 2006	30, 2005	30, 2005	30, 2004	30, 2004

Professional fees	$378,312	$746,309	$191,208	$684,279	$120,904	$312,300
Shareholders services and promotion	185,872	787,228	143,887	508,168	81,613	230,599
Salaries and benefits	263,066	775,719	169,019	469,079	105,359	306,523
Office	109,495	355,631	153,637	362,528	94,356	192,101
Amortization and accretion	122,760	170,805	16,658	45,325	13,027	38,234
Stock based compensation	916,146	2,128,944	477,783	1,262,066	56,800	178,161

	$1,903,425	$2,989,016	$1,152,192	$3,331,446	$472,059	$1,257,918

Outstanding Share Data at November 10, 2006	Number
Issued and outstanding common shares	81,278,487
Outstanding options to purchase common shares	7,172,070
Maximum outstanding common shares	88,450,557